UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54630 / October 20, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12459

In the Matter of **Globe Staff Consulting Corporation,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Globe Staff Consulting Corporation ("Globe Staff" or "Respondent").

II.

In anticipation of the institution of these proceedings, Globe Staff has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Globe Staff consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and the Offer submitted by Respondent, the Commission finds that:

1.   Globe Staff (CIK No. 1076564) is a Nevada corporation based in Philadelphia, Pennsylvania with operations in Bayonne, France. At all times relevant to this proceeding, the common stock of Globe Staff was registered with the Commission

under Exchange Act Section 12(g). As of October 17, 2006, the common stock of Globe Staff (symbol "GSFC") was quoted on the Pink Sheets, had no market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

2.   Globe Staff has failed to comply with Exchange Act Section 13(a) and Rules 13a-1, 13a-11, and 13a-13 thereunder while its securities were registered with the Commission in that it has not filed current reports nor any periodic reports for any fiscal period subsequent to the period ended December 31, 2001 when its predecessor PowerSource Corporation filed a Form 10-KSB.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in the Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Globe Staff's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary